UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-39829
____________________
COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On May 21, 2025, Cognyte Software Ltd. (the “Company”) announced the acquisition of GroupSense, a digital risk protections service company. The announcement was made in a press release titled “Cognyte Acquires Cyber Threat Intelligence Vendor GroupSense”. A copy of this press release is furnished as Exhibit 99.1 herewith.
The information in this report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (File Nos. 333-252565, 333-278837 and 333-286330).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release titled “Cognyte Acquires Cyber Threat Intelligence Vendor GroupSense”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

May 21, 2025	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer